UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 12, 2016

Chunghwa Telecom Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Room 110, Finance Department of Headquarters, 21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.

Date: September 12, 2016	By:	/s/Bo Yung Chen
	Name:	Bo Yung Chen
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.01	Announcement on 2016/08/15 : Chunghwa Telecom to participate Non-deal Roadshow held by Nomura
99.02	Announcement on 2016/08/18 : Supplementary announcement about participation in official-held urban renewal project located in New Taipei City: results approved by the administration
99.03	Announcement on 2016/08/22 : The Company won the bid for "Taipei City Market Administration Office's South Central Market Alternation Works" project.
99.04	Announcement on 2016/09/07 : The Company to participate in investor conference held by Credit Suisse
99.05	Announcement on 2016/09/09 : Chunghwa Telecom to hold conference call for third quarter 2016 results
99.06	Announcement on 2016/09/09 : To announce 3G System Expansion in 2015 contract amendment for additional RRH equipment etc. acquisition with total amount exceeding NT$500 million
99.07	Announcement on 2016/09/10 : Chunghwa Telecom announces its operating results for August 2016
99.08	Announcement on 2016/09/10 : August 2016 sales